Exhibit 99.1

SPROTT ANNOUNCES DATE FOR 2023 ANNUAL RESULTS WEBCAST

TORONTO, ON – February 15, 2024 – Sprott Inc. (NYSE:SII) (TSX:SII) (“Sprott”) announced today that it plans to release its 2023 annual results at 7:00 a.m. on February 21, 2024. Sprott will host an earnings webcast that morning at 10:00 a.m. to discuss the results. Sprott CEO, Whitney George, together with Sprott CFO, Kevin Hibbert and Sprott Asset Management CEO, John Ciampaglia, will host the webcast, which can be accessed as outlined below.

Webcast Details

Date:	February 21, 2024

Time:	10:00am ET

Audio Webcast:	Audience URL: https://edge.media-server.com/mmc/p/4ntitdgh

Pre-registration is now open.

Please note: Research analysts who cover the company should register at: https://register.vevent.com/register/BI9f44c0f3a1534a898c9479a79580cf87

About Sprott

Sprott is a global leader in precious metals and critical materials investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York and Connecticut and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information: (416) 943-4394 or ir@sprott.com.